EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

Dankon Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: CALCULATION OF REGISTRATION FEE

Securities to be Registered	Amount to be Registered (1)	Offering Price Per Share (2)	Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock:	4,000,000	$0.025	$100,000	$15.50

Total Offering Amounts			$100,000	$15,50
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$15,50

 (1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act.

(3) Previously paid.